CONTACTS:
         Abernathy MacGregor Frank
         Patricia Sturms/Joele Frank
         (212) 371-5999

                           WHX COMMENCES TENDER OFFER
                    FOR GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

New York--December 17, 1998--WHX Corporation (NYSE: WHX) announced today that it has commenced a cash tender offer for any and all outstanding shares of Global Industrial Technologies, Inc. (NYSE: GIX ) at $10.50 per share. The expiration and withdrawal date for the tender offer is 12:00 midnight, New York City time, on Friday, January 15, 1999.

On Tuesday, December 15, 1998, WHX announced its intent to consummate the offer, which is not conditioned upon WHX obtaining financing. The offer is conditioned on other terms and conditions specified in the Offer to Purchase. The full terms and conditions of the offer are set forth in the tender offer materials filed today with the Securities and Exchange Commission to be mailed promptly to Global stockholders.

Innisfree M&A Corporation is acting as information agent for WHX in the tender offer. Copies of the tender offer materials may be obtained by calling Innisfree at (888) 750-5834. There is no dealer manager.

 WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.